BENNETT BT THRASHER

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Edge Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4) for Fiscal Year 2016, in which (1) Edge Corporate Finance, LLC identified the following provisions of 17 C.F.R. § l5c3-3(k) under which Edge Corporate Finance, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Edge Corporate Finance, LLC stated that Edge Corporate Finance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Edge Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edge Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 14, 2017

A Limited Liability Partnership of Certified Public Accountants & Consultants
One Overton Park 3625 Cumberland Boulevard Suite 1000 Atlanta, Georgia 30339 phone 770.396.2200 fax 770.390.0394 www.btcpa.net

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